UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of Pop Culture Group Co., Ltd’s Extraordinary General Meeting

An extraordinary general meeting (the “Meeting”) of shareholders of Pop Culture Group Co., Ltd (the “Company”) was held on October 9, 2023, at 9:00 a.m., Eastern Time at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated articles of association.

At the close of business on September 22, 2023, the record date for the determination of shareholders entitled to vote at the Meeting, there were 18,286,923 Class A Ordinary Shares outstanding, each share being entitled to one vote, and 5,763,077 Class B Ordinary Shares outstanding, each share being entitled to seven votes. A total of 40,530,291 votes, representing 69.13% of the votes exercisable as of September 22, 2023, the record date, were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company approved the two proposals considered by passing the following resolutions pursuant to the accompanying voting results.

Proposal No. 1 – Share Consolidation

Resolution Passed

“IT IS HEREBY RESOLVED, as ordinary resolutions, that:

1.	conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date the Board of Directors may determine:

a.	the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company into one Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”); and

b.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.”

Voting Results

Resolution	For	Against	Abstain
Proposal No. 1	40,403,439	148,687	13,066
Percentage of Votes Cast:	99.63%	0.37%	—

Proposal No. 2 – Second Amended and Restated Memorandum of Association to Reflect the Share Consolidation

Resolution Passed

2.	“IT IS HEREBY RESOLVED, as a special resolution that, subject to approval by the shareholders of Proposal No. 1 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Board of Directors may determine in its sole discretion, the Company adopt a second amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex A of the proxy statement filed by the Company as Exhibit 99.1 to the report of foreign private issuer on Form 6-K on September 22, 2023), in substitution for and to the exclusion of, the existing amended and restated memorandum of association of the Company in effect immediately prior to the effectiveness of the Share Consolidation.”

Voting Results

Resolution	For	Against	Abstain
Proposal No. 2	40,414,073	131,374	19,744
Percentage of Votes Cast:	99.68%	0.32%	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: October 11, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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